Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: December 18, 2025

The following communication was first made available on December 18, 2025 to employees of Trump Media & Technology Group Corp.

Subject line: A Note on Today’s Merger Announcement

Dear Team,

I write this morning to share with you some exciting news for our company. Just now, we announced the signing of a merger agreement with TAE Technologies, a California-based fusion power company that is developing the technology for the first utility-scale fusion power plants. As part of an all-stock transaction valued at more than $6 billion, upon closing, Trump Media and Technology Group will be the holding company for Truth Social, Truth+, Truth.Fi, TAE Fusion Power/Technologies, TAE Power Solutions and TAE Life Sciences, among others.

Dr. Michl Binderbauer, TAE’s current CEO, and I will be co-CEOs of the combined company with all Trump Media brands remaining under my leadership. Rest assured that we plan to continue operating our respective current businesses following the close of the merger.

That said, I’m sure you have many questions. Why fusion? And why now?

From its inception, TMTG has been devoted to building things the American people needed. When free speech was under threat, we built Truth Social, reopening the Internet and giving the American people their voices back. We built Truth+ so Americans could access the news and entertainment that corporate and Hollywood censors didn’t want them to see. We invested in Bitcoin and Cronos, the digital currencies of the future.

As America positions itself to lead the technological revolution that will define the global economy for the next 100 years, one fact has become clear: these innovations—from AI to crypto to quantum computing—require enormous amounts of energy. Consequently, these innovations, even for the largest companies on the planet, are almost cost-prohibitive to pursue. If America wants to lead the technology revolution, we must first engineer an energy renaissance.

So, we’re merging with TAE to build the engine we believe will power our technology revolution and cement America’s global economic dominance throughout the 21st Century.

I understand that this is an ambitious aim—but we have always been an ambitious team, undeterred by government intimidation or corporate competition. And in TAE we’ve found the perfect partner to help us lead the way in advancing American energy and technology innovation. As this transaction unfolds, I look forward to sharing more information with you all and continuing our important work at TMTG.

Sincerely,

Devin Nunes

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trump Media & Technology Group Corp. (“TMTG”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE Technologies, Inc. (“TAE”) (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation
This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.